Hydrogen Hybrid Technologies, Inc.
                       62 Waterbridge Way, Toronto
                        Ontario M1C 5B9 Canada
                       Telephone: (315) 308-5968

September 16, 2009

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Edwin S. Kim
            Division of Corporate Finance

Re:  Hydrogen Hybrid Technologies, Inc.
     Form 10-K for fiscal year ended September 30, 2008
     Filed on January 13, 2009
     File No. 333-76242

Dear Mr. Kim:

On behalf of Hydrogen Hybrid Technologies, Inc. (the "Company"), this acknowledges receipt of your comment letter, dated August 5, 2009.

As stated in the Company's Current Report, dated September 11, 2009, the Company has changed management, and I became the Company's sole officer/director.

In reviewing your comment letter, many of the comments concern the Company's year-end financials. On August 27, 2009, the Company's auditor lost his PCAOB license. The Company does not have the funds at this time to hire a replacement auditor. And, we need a replacement auditor to properly answer your comment letter.

Mr. Kim, as much as we want to answer your comment letter as soon as possible, we need to identify and hire a PCAOB qualified auditor to help us with this task. We need more time to organize our tasks.

We have asked the Company's former corporate counsel for help and guidance. He has agreed to only help us with our EDGAR filings.

We ask for your patience in this matter, as we assess our situation to determine what we need to do to address all of the Company's pending issues. All we can say, is that, we are considering a number of alternative strategies.

Thank you for your understanding in the matter.

Respectfully submitted,

/s/ Frank Carino
----------------
    Frank Carino
    President

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